UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 22, 2015

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2015 and for the three and six-month periods
then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of June 30, 2015 and for the three and six-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim condensed consolidated statements of financial position
Interim condensed consolidated statements of profit or loss
Interim condensed consolidated statements of other comprehensive income
Interim condensed consolidated statements of changes in equity
Interim condensed consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction
We have reviewed the accompanying interim condensed consolidated statement of financial position of Cementos Pacasmayo S.A.A. (a Peruvian company) and its Subsidiaries (together the "Group") as of June 30, 2015, and the related interim condensed consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three and six-month periods then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review
We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru
July 22, 2015

Countersigned by:

__________________________
Carlos Valdivia Valladares
C.P.C.C. Register No. 27255

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position
As of June 30, 2015 (unaudited) and December 31, 2014 (audited)

	Note	As of June 30, 2015	As of December 31, 2014
		S/.(000)	S/.(000)
Assets
Current assets
Cash and term deposits	3	430,271	580,499
Trade and other receivables	4	127,025	110,843
Income tax prepayments		25,640	15,042
Inventories	5	320,890	324,070
Prepayments		15,516	4,367
		919,342	1,034,821
Non-current assets
Other receivables		59,835	53,948
Prepayments		1,891	2,268
Available-for-sale financial investments	12	631	744
Other financial instruments	12	36,493	12,251
Property, plant and equipment	6	2,271,771	2,060,976
Exploration and evaluation assets		77,563	57,740
Deferred income tax assets		19,449	17,175
Other assets		879	981
		2,468,512	2,206,083
Total assets		3,387,854	3,240,904

Liabilities and equity
Current liabilities
Trade and other payables		148,123	137,569
Income tax payable		1,552	8,720
Provisions	8	37,522	53,826
		187,197	200,115
Non-current liabilities
Interest-bearing loans and borrowings	12	941,385	883,564
Other non-current provisions		3,176	657
Deferred income tax liabilities		95,337	85,883
		1,039,898	970,104
Total liabilities		1,227,095	1,170,219

Equity
Capital stock		531,461	531,461
Investment shares		50,503	50,503
Additional paid-in capital		553,466	553,791
Legal reserve		164,754	154,905
Other components of equity		(1,583)	5,144
Retained earnings		785,372	696,736
Equity attributable to equity holders of the parent		2,083,973	1,992,540
Non-controlling interests		76,786	78,145
Total equity		2,160,759	2,070,685
Total liabilities and equity		3,387,854	3,240,904

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss
For the three and six-month periods ended June 30, 2015 and June 30, 2014 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2015	2014	2015	2014
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Sales of goods	14	276,462	303,261	567,066	603,343
Cost of sales		(156,930)	(180,739)	(322,448)	(359,133)
Gross profit		119,532	122,522	244,618	244,210

Operating income (expense)
Administrative expenses		(49,288)	(45,771)	(97,762)	(94,766)
Selling and distribution expenses		(7,306)	(7,818)	(14,205)	(15,566)
Other operating income (expenses), net		10,086	(488)	12,600	(201)
Total operating expenses, net		(46,508)	(54,077)	(99,367)	(110,533)
Operating profit		73,024	68,445	145,251	133,677

Other income (expenses)
Finance income		949	1,350	1,486	5,979
Finance costs		(11,907)	(8,589)	(17,045)	(18,343)
Net gain (loss) from exchange difference		581	(819)	5,266	(3,218)
Total other expenses, net		(10,377)	(8,058)	(10,293)	(15,582)
Profit before income tax		62,647	60,387	134,958	118,095

Income tax expense	9	(18,380)	(19,393)	(38,434)	(37,298)

Profit for the period		44,267	40,994	96,524	80,797

Attributable to:
Equity holders of the parent		45,253	41,770	98,485	82,363
Non-controlling interests		(986)	(776)	(1,961)	(1,566)

		44,267	40,994	96,524	80,797
Earnings per share
Basic and diluted profit for the period attributable to equity holders of common shares and investment shares of the parent (S/. per share)	11	0.08	0.07	0.17	0.14

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of other comprehensive income
For the three and six-month periods ended June 30, 2015 and June 30, 2014 (both unaudited)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Note	2015	2014	2015	2014
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Profit for the period		44,267	40,994	96,524	80,797

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial investments		33	2,484	(113)	(4,496)
Net loss on cash flow hedges	12	(2,755)	-	(7,245)	-
Deferred income tax related to component of other comprehensive income	9	593	(744)	631	1,349
Other comprehensive income for the period, net of income tax		(2,129)	1,740	(6,727)	(3,147)

Total comprehensive income, net of income tax		42,138	42,734	89,797	77,650

Total comprehensive income attributable to:
Equity holders of the parent		43,124	43,510	91,758	79,216
Non-controlling interests		(986)	(776)	(1,961)	(1,566)

		42,138	42,734	89,797	77,650

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of changes in equity
For the six-month periods ended June 30, 2015 and June 30, 2014 (both unaudited)

	Attributable to equity holders of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Unrealized gain on available-for-sale investments	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2014	531,461	50,503	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the period	-	-	-	-	-	-	82,363	82,363	(1,566)	80,797
Other comprehensive income	-	-	-	-	(3,147)	-	-	(3,147)	-	(3,147)
Total comprehensive income	-	-	-	-	(3,147)	-	82,363	79,216	(1,566)	77,650

Appropriation of legal reserve	-	-	-	7,528	-	-	(7,528)	-	-	-
Terminated dividends, note 7	-	-	-	1,670	-	-	-	1,670	-	1,670
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	819	819
Other adjustments of non-controlling interests, note 1	-	-	(2,232)	-	-	-	-	(2,232)	2,232	-

Balance as of June 30, 2014	531,461	50,503	554,062	129,031	15,898	-	728,539	2,009,494	80,115	2,089,609

Balance as of January 1, 2015	531,461	50,503	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the period	-	-	-	-	-	-	98,485	98,485	(1,961)	96,524
Other comprehensive income	-	-	-	-	(84)	(6,643)	-	(6,727)	-	(6,727)
Total comprehensive income	-	-	-	-	(84)	(6,643)	98,485	91,758	(1,961)	89,797

Appropriation of legal reserve	-	-	-	9,849	-	-	(9,849)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	277	277
Other adjustments of non-controlling interests, note 1	-	-	(325)	-	-	-	-	(325)	325	-

Balance as of June 30, 2015	531,461	50,503	553,466	164,754	134	(1,717)	785,372	2,083,973	76,786	2,160,759

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows
For the three and six-month periods ended June 30, 2015 and June 30, 2014 (both unaudited)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	62,647	60,387	134,958	118,095
Non-cash adjustments to reconcile profit before income tax to net cash flows
Depreciation and amortization	16,275	15,472	33,274	30,904
Unrealized exchange difference related to monetary transactions	14,326	(2,335)	29,999	-
Finance costs	11,907	8,589	17,045	18,343
Long-term incentive plan	2,151	1,626	4,360	3,252
Amortization of costs of issuance of senior notes	411	411	822	822
Unwinding of discount of long-term incentive plan	198	167	396	336
Unrealized exchange difference hedge	(13,457)	-	(31,487)	-
Net (gain) loss on disposal of property, plant and equipment	(8,761)	766	(8,761)	1,079
Finance income	(949)	(1,350)	(1,486)	(5,979)
Recovery of impairment of inventories	-	(12)	-	(17)
Other operating, net	125	1,794	94	914

Working capital adjustments
Increase in trade and other receivables	(13,394)	(38,073)	(10,925)	(56,101)
(Increase) decrease in prepayments	(6,322)	3,820	(10,772)	(5,739)
(Increase) decrease in inventories	(13,680)	12,425	3,180	23,686
Increase (decrease) in trade and other payables	16,245	10,151	(6,679)	(7,238)
	67,722	73,838	154,018	122,357

Interests received	995	1,536	1,448	10,732
Interests paid	710	(2,004)	(21,074)	(23,201)
Income tax paid	(27,964)	(13,712)	(48,382)	(35,013)

Net cash flows provided from operating activities	41,463	59,658	86,010	74,875

Interim condensed consolidated statements of cash flows (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Investing activities
Purchase of property, plant and equipment	(121,431)	(147,541)	(254,670)	(265,372)
Acquisition of time deposits with original maturities greater than 90 days	(157,750)	-	(157,750)	-
Purchase of evaluation and exploration assets	(4,105)	(1,514)	(7,888)	(1,744)
Proceeds from sale of property, plant and equipment	30	421	30	512
Net used in investing activities	(283,256)	(148,634)	(420,278)	(266,604)

Financing activities
Contribution of non-controlling interests	277	-	277	819
Dividends paid	(105)	(49)	(328)	(145)
Net cash flows provided from (used in) financing activities	172	(49)	(51)	674

Net decrease in cash and cash equivalents	(241,621)	(89,025)	(334,319)	(191,055)
Net foreign exchange difference	8,664	(2,350)	25,391	(786)
Cash and cash equivalents at the beginning of the period	504,528	876,486	580,499	976,952

Cash and cash equivalents at the end of the period	271,571	785,111	271,571	785,111

Transactions with no effect in cash flows:
Unrealized exchange difference related to monetary transactions	14,984	(2,335)	30,657	-
Sale of property, plant and equiptment, pending of collect	11,106	-	11,106	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of June 30, 2015 and 2014 (both unaudited), and December 31, 2014 (audited)

1.     Economic activity
Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.94 percent of the Company’s common and investment shares and 52.63 percent of its common shares as of June 30, 2015 and December 31, 2014. The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and selling of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2015 and for the three and six-month periods then ended, were authorized for issuance by the Management of the Company on July 22, 2015.

As of June 30, 2015, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2014.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.
In order to finance the Salmueras project, the General Shareholders´Meeting of the subsidiary held on June 3, 2015, agreed a contribution of S/.2,400,000.  During the six-month period ended June 30, 2015, the contribution made by Quimpac S.A. amounts to S/.277,000 (S/.819,000 during the six-months period ended June 30,2014).

All these contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the brine project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.

The effect of the difference on capital contributions and interests mantained by each shareholder amounted to S/.325,000 during the six-month period ended June 30, 2015, and these were recognized as a debit in additional paid-in capital and a credit in non-controlling interest (S/.963,000 during the six-months period ended June 30, 2014).

Notes to interim condensed consolidated financial statements (continued)

Fosfatos del Pacifico S.A.
Fosfatos del Pacifico S.A. is the owner of a brick plant which is in a commissioning period.  Regarding this project, Cementos Pacasmayo S.A.A. committed to assume the total capital expenditure than brick plant needs to achieve its nominal capacity.  This commitment was formalized in the General Shareholders´ Meeting held on July 31, 2013 when it was agreed a contribution up to US$3,300,000 from Cementos Pacasmayo S.A.A. which will not include a change in the percentage of interests of the current shareholders´ structure.  The effect of the difference on capital contributions and interests acquired by each shareholder amounted to S/.1,269,000  during the six-month period ended June 30, 2014, and it was recognized as a debit in additional paid-in capital and a credit in non-controlling interest.

2.     Basis of preparation and changes to the Group’s accounting policies
2.1       Basis of preparation -
The interim condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2014.

New standards, interpretations and amendments
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2014.

Several new standards and amendments apply for the first time in 2015. However, they do not impact the interim condensed consolidated financial statements or the annual consolidated financial statements of the Group.

For information purpose, following is a summary of the nature and impact of each new standard:

-	Amendments to IAS 19 Defined Benefit Plans: Employee Contributions
This amendment is not relevant to the Group, because the Group does not use this form of employment contribution.

Notes to interim condensed consolidated financial statements (continued)

-	Annual Improvements 2010-2012 Cycle
These improvements are effective from 1 July 2014 and the Group has applied these amendments since January 1, 2015, however these amendments did not generate impacts on the Group’s financial statements. They include:

IFRS 8 Operating Segments
The amendments clarify that an entity must disclose the judgments made by management in applying the aggregation criteria and the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

The Group is not required to apply the aggregation criteria in IFRS 8.12. The Group has presented the reconciliation of segment assets to total assets in previous periods and continues to disclose the same in note 14 in these financial statements as the reconciliation is reported to the chief operating for the purpose of decision making.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets
The amendment clarifies that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. The Group did not record any revaluation adjustments during the current interim period.

IAS 24 Related Party Disclosures
The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is not relevant for the Group as it has not received any management services from other entities.

-	Annual Improvements 2011-2013 Cycle
These improvements are effective from 1 July 2014 and the Group has applied these amendments since January 1, 2015, however these amendments did not generate impacts on the Group’s financial statements. They include:

IFRS 13 Fair Value Measurement
The amendment clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). The Group does not apply the portfolio exception in IFRS 13.

The Group has not yet early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.2       Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2015 and 2014.

Notes to interim condensed consolidated financial statements (continued)

2.3       Seasonality -
Seasonality is not relevant for the activities of the Group.

3.    Cash and term deposits
(a)       This caption consists of the following:

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2014
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	1,414	2,763	1,446
Cash at banks (b)	51,359	283,568	279,415
Short-term deposits (c)	218,798	294,168	504,250
Cash balances included in statements of cash flows	271,571	580,499	785,111
Time deposits with original maturity greater than 90 days (d)	158,700	-	-

	430,271	580,499	785,111

(b)       Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)       As of June 30, 2015, December 31, 2014 and June 30, 2014, the short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and have original maturities of less than three months.

(d)       As of June 30, 2015, these deposits were saved in local banks, were freely available and earned interest at the respective market rates, and have original maturities between 4 and 6 months.

As of June 30, 2015, these deposits include approximately S/.126,960,000 related to the proceeds obtained on February 2013 through the issuance of Senior Notes.

Notes to interim condensed consolidated financial statements (continued)

4.     Trade and other receivables
As of June 30, 2015 this caption mainly include trade receivables, value-added tax credit, interest receivables and tax refund receivable. In this specific case, according to the Company’s management and its legal advisor’s opinion, it is more likely than not that the subsidiary will recover these tax refunds, since it complied with all the formal and substantive requirements to obtain the VAT benefit. As a result, the Company’s management has concluded that there is no need to record a valuation allowance for this VAT credit.

5.     Inventories
During the three and six-month periods ended June 30, 2015 the Group has not recognized any provision for inventory carried at net realizable value (as of June 30, 2014, the Group reversed the provision for inventory carried at net realizable value for S/.17,000).

6.     Property, plant and equipment
During the three and six-month periods ended June 30, 2015 the additions of the Group amounted approximately to S/.92,791,000 and S/.239,303,000, respectively  (S/.147,541,000 and S/.265,372,000 during the three and six-month periods ended June 30, 2014), which are mainly related to  the construction of a cement plant located in Piura.

During the three-month period ended June 30, 2015, the Group disposed assets with a net book value of S/.2,374,000, resulting in a net gain on disposal of S/.8,761,000 (net loss of S/.766,000 and S/.1,079,000 during the three and six month periods ended June 30, 2014, respectively), which was included in the “Operating income (expense)” caption of the interim condensed consolidated statement of profit or loss.

In connection with the construction of the cement plant in Piura, the borrowings costs capitalized during the three and six-month periods ended as of June 30, 2015 were approximately S/.9,393,000 and S/.19,074,000, respectively. The rate used to determine the amount of borrowings costs eligible for capitalization was approximately 5.00 percent, which is the effective rate of the only borrowing the Group has as of June 30, 2015. The amount of borrowing costs eligible for capitalization is determined by applying the capitalization rate to the expenditures on qualifying assets.

As of June 30, 2015 the Group maintain accounts payable related to property, plant and equipment for S/.5,816,000 (S/.21,183,000 as of December 31,2014).

7.     Dividends
As of June 30, 2015, dividends payable amounted to S/.3,125,000 (S/.3,453,000 as of December 31, 2014), which are included in other payable account. In 2014, in order to comply with Peruvian law requirements, S/.1,670,000 corresponding to dividends payable with aging greater than ten years were capitalized and recorded in the legal reserve caption, in equity.

8.     Provisions
As of June 30, 2015 and December 31, 2014, this caption mainly includes workers’ profit sharing, long-term incentive plan and rehabilitation provision.  The decrease in this liability is mainly explained for the payment of the workers’ profit sharing made in the first quarter of 2015.

9.     Income tax
The Company calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

Notes to interim condensed consolidated financial statements (continued)

The major components of the income tax expense in the interim condensed consolidated statement of profit or loss and statement of other comprehensive income are:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Current income tax expense	(14,845)	(20,614)	(30,616)	(40,684)
Deferred income tax expense	(3,535)	1,221	(7,818)	3,386
Income tax expense recognized in the consolidated statements of profit or loss	(18,380)	(19,393)	(38,434)	(37,298)
Income tax recognized in other comprehensive income	593	(744)	631	1,349
Total income tax	(17,787)	(20,137)	(37,803)	(35,949)

10.   Related party transactions
During the three and six months periods ended June 30, 2015 and 2014, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Income
Fees from land rental services	81	72	161	145
Fees from office lease	83	58	162	106
Fees for management and administrative services	124	94	249	187

Expense
Security services provided by Compañía Minera Ares S.A.C.	(354)	(339)	(546)	(646)

Notes to interim condensed consolidated financial statements (continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of June 30, 2015 and December 31, 2014:

	June 30, 2015		December 31, 2014
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones ASPI S.A.	187	-	187	-
Compañía Minera Ares S.A.C.	791	-	357	-
Others	47	-	13	-

	1,025	-	557	-

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances are unsecured and interest free. There have been no guarantees provided or received from any related party receivables or payables. For the periods ended June 30, 2015 and December 31, 2014, the Group has not recorded any impairment of receivables from related parties. This assessment is undertaken each financial year by examining the financial position of the related party.

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.6,926,000 and S/.14,008,000, during the three and six-month periods ended June 30, 2015, respectively (S/.6,694,000 and S/.13,317,000 during the three and six-months periods ended June 30, 2014). The Group does not compensate management with post-employment or contract termination benefits or share-based payments.

11.   Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net profit for the three and six-month periods ended June 30, 2015 and 2014 attributable to common shares and investment shares of the parent by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of June 30, 2015 and 2014.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to ordinary equity holders of the parent	45,253	41,770	98,485	82,363

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	Thousands	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	581,964	581,964	581,964	581,964

Notes to interim condensed consolidated financial statements (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Basic and diluted earnings for common and investment shares	0.08	0.07	0.17	0.14

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these interim condensed consolidated financial statements.

12.   Financial instruments
(a)       Financial asset and liabilities –
Financial assets –

	As of June 30, 2015	As of December 31, 2014
	S/.(000)	S/.(000)

Financial instruments at fair value through of other comprehensive income
Cash flow hedge (cross currency swaps)	36,493	12,251
Total cash flow hedge	36,493	12,251

Available-for-sale financial investments at fair value through other comprehensive income
Quoted equity shares	631	744
Total available-for-sale investments	631	744

Total financial assets at fair value	37,124	12,995

Financial instruments at fair value through other comprehensive income reflect the positive change in fair value of cross currency swaps contracts, designated as cash flow hedges to hedge the Senior Notes balance denominated in US dollars.

Notes to interim condensed consolidated financial statements (continued)

Except cash flow hedge and available-for-sale investments , all financial assets which included cash and cash equivalents and trade and other receivables are classified in the category of loans and receivables are non-derivative financial assets carried at amortized cost, held to maturity and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -
All financial liabilities of the Group including trade and other payables and interest-bearing loans and borrowings are classified as loans and borrowings and are carried at amortized cost.

(b)      Hedging activities and derivatives -
Cash flow hedges -
Foreign currency risk -
As of June 30,2015 the Group maintain Cross currency swap contracts for a notional amount of US$300,000,000, which are measured at fair value through other comprehensive income and designated as hedging instruments in cash flows hedges of Senior Notes denominated in US dollars.

The cross currency swap contracts balances vary with the level of expected forward exchange rates.

As of June 30, 2015
	Assets	Liabilities
	S/.(000)	S/.(000)

Cross currency swap contracts designated as hedging instruments
Fair value (notional of US$300,000,000)	36,493	-

	36,493	-

As of December 31, 2014
	Assets	Liabilities
	S/.(000)	S/.(000)

Cross currency swap contracts designated as hedging instruments
Fair value (notional of US$120,000,000)	12,251	-

	12,251	-

The terms of the cross currency swaps contracts match the terms of the related Senior Notes.

Notes to interim condensed consolidated financial statements (continued)

The cash flow hedge of the expected future payments was assessed to be highly effective and a net unrealized loss of S/.2,755,000  and S/. 7,245,000 for the three and six-month periods ended June 30, 2015 is included in other comprehensive income.  The amounts retained in other comprehensive income as of June 30, 2015 are expected to mature and affect the consolidated statement of profit or loss in 2023.

(c)       Fair values –
Set out below is a comparison of the carrying amounts and fair values of financial instruments as of June 30, 2015 and December 31, 2014:

	Carrying amount		Fair value
	2015	2014	2015	2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Financial assets
Derivatives financial assets – Cross currency swaps	36,493	12,251	36,493	12,251
Available-for- sale financial investments	631	744	631	744
Total financial assets - non-current	37,124	12,995	37,124	12,995

Financial liabilities
Financial obligations:
Senior Notes	941,385	883,564	887,739	814,313
Total financial liabilities	941,385	883,564	887,739	814,313

Management assessed that cash and term deposits, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-
The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data.  The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

Notes to interim condensed consolidated financial statements (continued)

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative.  CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio.  CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-
The fair value of the quoted senior notes is based on price quotations at the reporting date, net of issuance costs.  The Group has not unquoted liability instruments for which fair value is disclosed as of June 30, 2015 and December 31, 2014.

-	Fair value of available-for-sale investments is derived from quoted market prices in active markets.

(d)      Fair value hierarchy-
All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The following table provides the fair value measurement hierarchy of the Group´s assets and liabilities.

Notes to interim condensed consolidated financial statements (continued)

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of
June 30, 2015 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	36,493	-	36,493
Available-for-sale financial investments:
Quoted equity shares	631	631	-

Total financial assets	37,124	631	36,493

Liabilities for which fair values are disclosed:
Senior Notes	887,739	-	887,739

Total financial liabilities	887,739	-	887,739

During the reporting period ending June 30, 2015, there were no transfers between Levels.  There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Quantitative disclosures fair value measurement hierarchy for assets and liabilities as of December 31, 2014 –

	Fair value measurement using
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)
	S/.(000)	S/.(000)	S/.(000)
Assets measured at fair value:
Derivative financial assets:
Cross currency swaps	12,251	-	12,251
Available-for-sale financial investments:
Quoted equity shares	744	744	-
Total financial assets	12,995	744	12,251

Liabilities for which fair values are disclosed:
Senior Notes	814,313	-	814,313
Total financial liabilities	814,313	-	814,313

Notes to interim condensed consolidated financial statements (continued)

There have been no transfers between Levels during the period ending December 31, 2014. There were no assets or liabilities measured or disclosed at fair value using significant unobservable inputs (Level 3).

Risk management activities-
As a result of its activities, the Group is exposed to foreign currency risk therefore the Company has acquired hedge financial instruments to mitigate that risk. Since November, 2014 the Group uses cross currency swaps to hedge the foreign currency risk of the Senior Notes denominated in US dollars. During the six-month period ended June 30, 2015 was a moderate volatility in the US Dollar exchange rate against the Nuevo Sol which effects were partially mitigated by the cross currency swaps hedge signed by the Company.

As of June 30, 2015 and December 31, 2014, except for the financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

13.   Commitments and contingencies
Operating lease commitments – Group as lessor
As of June 30, 2015, the Company, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party of Inversiones ASPI S.A. This lease is annually renewable and for the three and six-month periods ended June 30, 2015 provided an income of S/.81,000 and S/.161,000 , respectively (S/.72,000 and S/.145,000 for the three and six-months ended June 30, 2014).

Operating lease commitments – Group as lessee
In May 2012, the Group signed a contract with a third party to lease a land located in the north of Peru. The lease has a term of maturity of 30 years and accrued an annual rent of US$200,000 from 2012 to 2015, and from 2016 to the maturity date of the contract the rent will be equivalent to 0.64 percent of the sales of phosphoric rock of the subsidiary Fosfatos del Pacífico S.A., but may not be less than US$1,600,000 annually.

Capital commitments
As of June 30, 2015, the Group had the following main commitments:
-	Construction of a cement plant located in Piura by S/.96,978,000.
-	Commissioning of a diatomites brick plant in the North of Peru by S/.76,000.
-	Development activities of phosphoric rock by S/.588,000.
-	Commitment for development of brine Project up to US$100,000,000, see note 1. In connection with this commitment, as of June 30, 2015 the Group has made contributions for US$18,797,000.

Notes to interim condensed consolidated financial statements (continued)

Other commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.
-	The Group maintains long-term electricity supply agreements which billings are determined taking into consideration consumption of electricity and other market variables.
-
Since November 2013, the Group has a five-year period natural gas supply agreement for its diatomite brick plant, which billings are determined taking into account consumption of natural gas and other market variables. Also, the volumes are subject to take or pay clauses that establish minimum levels of natural gas consumption. As of June 30, 2015, the Group has accomplished the minimum requirements established in this agreement.

Environmental matters
The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2014.

Tax situation
The Group is subject to Peruvian tax law. To December 31, 2014, the rate of income tax is 30 percent on taxable income. From 2015 onwards in attention to the 30296 Act, the tax rate applicable income on taxable income, after deducting the participation of workers is as follows:

- Exercise 2015 and 2016: 28 percent.
- Exercise 2017 and 2018: 27 percent.
- Exercise 2019 onwards: 26 percent.

Legal persons not domiciled in Peru and individuals are subject to retention of an additional tax on dividends received.

In this regard, in attention to the 30296 Act, the additional tax on dividend income generated is as follows:

-	4.1 percent of the profits generated until December 31, 2014.
-	For the profits generated from 2015 onwards, whose distribution is made after that date the percentages will be the following:
-       2015 and 2016: 6.8 percent.
-       2017 and 2018: 8 percent.
-       2019 onwards: 9.3 percent.

Notes to interim condensed consolidated financial statements (continued)

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company. The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2011-2014	Dec. 2010-2015
Cementos Selva S.A.	2009/2011-2014	2011-2015
Distribuidora Norte Pacasmayo S.R.L.	2010/2012-2014	Dec. 2010-2015
Empresa de Transmisión Guadalupe S.A.C.	2010-2014	Dec. 2010-2015
Fosfatos del Pacífico S.A.	2010-2014	Dec. 2010-2015
Salmueras Sudamericanas S.A.	2011-2014	2011-2015
Calizas del Norte S.A.C.	2013-2014	2013-2015
Corianta S.A. (*)	2010-2011	(**)
Tinku Generacion S.A.C. (*)	2010-2011	Dec. 2010-2011

(*)       These subsidiaries were merged with the Company in December 2011.
(**)    The periods open to review by tax authorities for this entity are from January to May 2010 and from September to December 2011.

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated financial statements as of June 30, 2015 and the consolidated financial statements as of December 31, 2014.

Legal claim contingency
As of June 30, 2015, some third parties have commenced actions against the Group in relation with its operations which claims in aggregate represent S/.16,342,000. From this total amount, S/.1,459,000 corresponded to labor claims from former employees, S/.7,681,000 is related to property tax assessment received from Pacasmayo District Municipality for periods from 2009 to 2014, and S/.2,298,000 and S/.4,904,000 is related to the tax assessments received from the tax administration corresponding to 2009 and 2010 tax period, which was reviewed by the tax authority during 2012 and 2013, respectively.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases. The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$1.5 each for each metric tons of diatomite extracted. The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production. This royalty amounted to S/.209,000 and S/.381,000 for the three and six-month periods ended June 30, 2015, respectively (S/.171,000 and S/.343,000 for the three and six-month periods ended June 30, 2014).

Notes to interim condensed consolidated financial statements (continued)

In December 2013, the Company signed an agreement with a third party, related to the use of the Bayovar concession, to carry out other non-metallic mining activities.  This agreement has a term of maturity of 30 years, with fixed annual payments of US$600,000 for the first three years and variables to the rest of the contract. These payments were recognized as part of property, plant and equipment on the interim condensed consolidated statements of financial position.

Interest-bearing loans and borrowings covenants
Senior Notes
In February 2013, the Company issued Senior Notes by US$300,000,000 with interest rate of 4.50% and maturity on 2023. During the six-month period ended as of June 30, 2015, the Senior Notes accrued interest for S/.21,408,000.

In the case that the Company and Guarantee Subsidiaries requires to issue debt or equity instruments or merges with another company or dispose or rent significant assets, the Senior Notes will activate the following covenants, calculated on the Company and Guarantee Subsidiaries annual consolidated financial statements:

-	The fixed charge covenant ratio would be at least 2.5 to 1.
-	The consolidated debt-to-EBITDA ratio would be no greater than 3.5 to 1.

As of June 30, 2015, the Company has not entered in any of the operations mentioned above.

Notes to interim condensed consolidated financial statements (continued)

14.   Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
-	Sale of construction supplies in the northern region of Peru.
-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	Revenues from external customers		Total revenue		Gross margin		Profit (loss) before income tax		Income tax		Profit (loss) for the period
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

For the three-month periods ended
Cement, concrete and blocks	239,930	261,438	239,930	261,438	115,413	118,854	66,394	64,032	(19,469)	(20,577)	46,925	43,455
Construction supplies	16,160	21,760	16,160	21,760	592	640	(61)	(134)	17	42	(44)	(92)
Quicklime	20,219	19,739	20,219	19,739	3,523	3,065	(777)	(1,276)	212	414	(565)	(862)
Other	153	324	153	324	4	(37)	(2,909)	(2,235)	860	728	(2,049)	(1,507)

Consolidated	276,462	303,261	276,462	303,261	119,532	122,522	62,647	60,387	(18,380)	(19,393)	44,267	40,994

For the six-month periods ended
Cement, concrete and blocks	490,946	525,441	490,946	525,441	235,019	239,313	141,566	127,693	(40,316)	(40,329)	101,250	87,364
Construction supplies	36,600	46,912	36,600	46,912	1,337	1,525	(2)	(61)	1	19	(1)	(42)
Quicklime	39,171	30,530	39,171	30,530	8,245	3,565	420	(3,344)	(120)	1,056	300	(2,288)
Other	349	460	349	460	17	(193)	(7,026)	(6,193)	2,001	1,956	(5,025)	(4,237)

Consolidated	567,066	603,343	567,066	603,343	244,618	244,210	134,958	118,095	(38,434)	(37,298)	96,524	80,797

Notes to interim condensed consolidated financial statements (continued)

	Segment assets	Other assets	Total assets	Segment liabilities
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

June 30, 2015
Cement, concrete and blocks	2,838,323	-	2,838,323	1,183,844
Construction supplies	24,852	-	24,852	38,866
Quicklime	126,857	-	126,857	-
Other	360,698	37,124	397,822	4,385

Consolidated	3,350,730	37,124	3,387,854	1,227,095

December 31, 2014
Cement, concrete and blocks	2,744,140	-	2,744,140	1,129,792
Construction supplies	28,215	-	28,215	32,858
Quicklime	129,483	-	129,483	-
Other	326,071	12,995	339,066	7,569

Consolidated	3,227,909	12,995	3,240,904	1,170,219

During the six-month period ended June 30, 2015 and 2014 there were no inter-segment revenues.

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group.

Other assets
As of June 30, 2015 corresponds to the available-for-sale investments caption by S/.631,000 and other financial instruments for approximately S/.36,493,000  (S/.744,000 and S/.12,251,000, respectively as of December 31, 2014) which is not allocated to any segment.

Geographic information
All revenues are from Peruvian clients.

As of June 30, 2015 and December 31, 2014, all non-current assets are located in Peru.